     Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation
Registration Statement #333-155521

Update on the CenturyTel/EMBARQ Merger

I hope you are able to spend special time with your families and friends during the upcoming holidays. I want to provide you an update regarding our CenturyTel/EMBARQ merger so you will have the latest information before you begin taking time off for the holidays.

Again, I want you to know how excited I am about combining what I believe are two of the very best companies in our industry. I believe both of our companies are focused on our customers; we invest in our networks; and have smart and energetic employees who operate within a strong culture of honesty and integrity.

I believe we all have reason to be excited by this transaction. The merger of CenturyTel and EMBARQ will create a larger, stronger company positioned to succeed in the competitive marketplace and challenging economic times we are facing. I believe the financial strength, assets and talented people of the combined company will provide compelling opportunities for our customers, employees, communities and shareholders as we continue to invest in our networks and introduce new products and services.

We have continued to make significant progress toward completion of the merger since the update I provided in late November.

Senior management team for combined company determined

I am pleased to inform you that, working in consultation with CenturyTel’s board and Tom Gerke, EMBARQ’s Chief Executive Officer, over the last several weeks, we have made very important decisions about the senior leadership team of the combined company that will report directly to me upon completion of the merger. Following the merger, this team will work with the combined company board to define a clear and realistic vision for our future, translate that vision into strategic objectives and lead us through successful integration of CenturyTel and EMBARQ and toward our continued success.

Upon completion of the merger, the senior executives reporting directly to me will be as follows:

  Tom Gerke, in addition to being executive Vice Chairman of the combined company board, will be responsible for regulatory & governmental relations and human resources.
  Karen Puckett will continue as Chief Operating Officer responsible for customer service, marketing, field and centralized operations, and consumer and business sales.
  Stewart Ewing will continue as Chief Financial Officer responsible for finance, treasury, corporate development and investor relations functions.
  Stacey Goff will continue as General Counsel responsible for all legal functions. He will continue to lead the merger transition process and also be responsible for corporate administrative support.

  Mike Maslowski will continue to serve as Chief Information Officer during a yet to be determined transition period. At the end of this transition period, Mike is choosing to retire.
  Dennis Huber will serve as the senior executive responsible for all IT, network planning and engineering, as well as product development.
  Bill Cheek will be responsible for the combined company’s wholesale operations.
  Chris Mangum will continue to lead the strategic planning function for the combined company.

I am excited about this team and look forward to working with them to leverage the strengths of both companies’ leadership talent to deliver new and innovative services to our combined customer bases.

I want to stress that this short list only begins to name the leadership team that will be critical to the success of the combined company. There are numerous other individuals whose exact roles have not been precisely defined, but who are currently very important to each of our companies and who will be just as important to our future success. We are announcing the first tier of leadership at this time so that the leadership teams at both companies can begin to make important transition-related decisions.

During the coming weeks, this senior team will work to define the next level of leadership and team members in their respective organizations. We currently expect to make further leadership and organizational announcements in February. Therefore, I encourage you to not jump to conclusions regarding geography for specific areas of responsibility as those decisions are still very much a work in process.

Integration planning

As we have been working to finalize the first tier reporting structure, the joint Transition Team, led by Stacey Goff and Maxine Moreau of CenturyTel and Dennis Huber and Les Meredith of EMBARQ, has been steadily at work.

The Transition Team held its kick-off meeting in Monroe on December 10 & 11. I was very impressed at the level of energy and the positive attitude I saw from everyone involved. The “can-do” attitude, respect for each other’s opinions and open communication exhibited during this session and the meetings that have followed will, as much as anything else, drive successful completion of the merger. Tom and I have developed a very good working relationship through this process, and I encourage each of you to work toward building that same relationship with your counterparts.

In addition to initiating the broader transition process, the integration teams have made solid planning progress with respect to the key operational systems that will affect most areas of the combined company.

The road to approval

We continue to make good progress in our efforts to achieve the state and federal approvals necessary to complete the merger.

  State approval: All state applications seeking approval of the transaction have been filed and work has begun on responding to informational requests from regulators.

  FCC: The application for Consent for Transfer of Control was placed on public notice by the FCC on December 9. Comments are due by January 8 and reply comments are due no later than January 23.
  Shareholders: We have scheduled the special meetings of both companies’ shareholders to receive the approvals required for the merger for January 27, 2009.
  We continue to expect the completion of the merger to occur in the second quarter of 2009.

Communications

I remain committed to keeping you informed as the process goes on and key decisions are made. In addition to my periodic updates, you can also get additional information on the merger approval process by visiting the joint merger website at www.centurytelembarqmerger.com.

Focus on serving our customers

It is very important that each of us continue to do all that we can to serve our customers and take care of our business during this transition process. Our number one priority continues to be providing our customers with the service they’ve come to rely on every day. This transaction will require a great effort from many of us, but until the merger closes we will continue to be independent companies and we must not be distracted from our primary job of providing quality service to our customers, both internal and external.

I know many of you have already been asked to go the extra mile and more of you will likely be asked to do so in the days ahead. I greatly appreciate your willingness to do whatever it takes to help position the combined company to be a leader in our industry.

I hope you and your family have a great holiday season.

Additional Information

In connection with the proposed merger, CenturyTel has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyTel and EMBARQ that also constitutes a prospectus of CenturyTel. CenturyTel and EMBARQ will begin mailing the definitive joint proxy statement/prospectus to their respective shareholders on December 22, 2008. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus may also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations.

The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel's and EMBARQ’s reports filed with the Securities and Exchange Commission (SEC). There can be no assurance regarding the timing of the consummation of the merger or that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.